BANCOLOMBIA S.A. ANNOUNCES FILING OF THE 2012 ANNUAL REPORT ON FORM 20-F

Medellín, Colombia, April 30, 2013

Bancolombia S.A. (“Bancolombia”) (NYSE: CIB) announces that it has filed its annual report on Form 20-F for the year ended December 31, 2012 with the U.S. Securities and Exchange Commission (the “SEC”).

The annual report can be downloaded from the SEC website at:

http://www.sec.gov/Archives/edgar/data/1071371/000114420413025001/0001144204-13-025001-index.htm

It can also be downloaded from Bancolombia's website at www.grupobancolombia.com.

Contacts
Sergio Restrepo	Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Capital Markets VP	Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837